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                                 Filed by Fisher Scientific International Inc.
                         pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                     under the Securities and Exchange Act of 1934, as amended

                         Subject Company: Fisher Scientific International Inc.
                                                  Commission File No.: 1-10920

This filing relates to a planned merger (the "Merger") between Fisher Scientific International Inc. ("Fisher") and Apogent Technologies Inc. ("Apogent") pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the "Merger Agreement"), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.



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[Fisher Logo]

NEWS RELEASE

MEDIA CONTACT:                          INVESTOR CONTACT:
Gia L. Oei, 603-929-2489                Carolyn Miller, 603-929-2381
E-mail: Gia.Oei@nh.fishersci.com        E-mail: Carolyn.Miller@nh.fishersci.com


          FISHER SCIENTIFIC TO RESCHEDULE VOTE ON MERGER WITH APOGENT;
                   ANTICIPATES MERGER CLOSING ON AUG. 2, 2004


HAMPTON, N.H., June 23, 2004 - Fisher Scientific International Inc. (NYSE: FSH) announced today that it has been informed by Apogent Technologies Inc. (NYSE:
AOT) that based on a review by Apogent's Board of Directors and its Audit Committee, Apogent's Molecular BioProducts Inc. (MBP) subsidiary in San Diego, Calif., may have improperly recognized between $200,000 and $600,000 of revenue during the quarter ended March 31, 2004.

Fisher has been informed by Apogent that it believes this is an isolated incident. Fisher noted that the amount of revenues concerned is not material to Apogent, which had $298 million in revenues during the second quarter. Fisher supports the review by Apogent's Board of Directors and its Audit Committee. Fisher has been and is continuing to conduct its own review of the matter with its independent advisors.

Fisher expects to convene its annual meeting of stockholders on June 28, 2004, solely for the purpose of voting on the election of directors and the ratification of auditors, and to adjourn the vote on the issuance of Fisher common stock in connection with the Apogent merger to a date that the companies believe will allow the closing of the merger to occur on Aug. 2, 2004. Closing on the first business day of a month facilitates the efficient coordination of systems cut-off and transfers. Fisher anticipates that this date will also provide Fisher and Apogent and their respective advisors with the time necessary to complete their reviews of the matter and comply with required advanced notice and other legal requirements for the meeting. The May 14, 2004, record date for the meeting to vote on the merger is not expected to change.

Paul M. Montrone, chairman and chief executive officer of Fisher Scientific, stated, "We believe this is prudent, especially in light of the current environment. We look forward to completing our review of this matter quickly. We have been working closely with the Apogent team over the past few months and continue to believe in the strategic rationale for the Fisher-Apogent combination."

LIVE CONFERENCE CALL AND WEBCAST AT 6 P.M. EDT TODAY
Fisher Scientific will host a live conference call and webcast with investment analysts and shareholders at 6 p.m. Eastern Daylight Time (EDT) today to provide more information on this announcement and respond to any questions.

Conference Call Details
Dial-in:          800-299-0148               Domestic
                  617-801-9711               International
Passcode:         98063737


Replay dial-in:   888-286-8010               Domestic
                  617-801-6888               International
Passcode:         39078493

Webcast: Log onto www.fisherscientific.com at least 15 minutes prior to the call to provide enough time to download any necessary software. The webcast will be listen-only.

ABOUT FISHER SCIENTIFIC INTERNATIONAL INC.

As a world leader in serving science, Fisher Scientific International Inc. (NYSE: FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. Fisher's customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research, clinical-laboratory and safety markets. Additional information about Fisher is available on the company's Web site at www.fisherscientific.com.

FORWARD-LOOKING STATEMENTS
--------------------------

This announcement includes forward-looking statements. Fisher Scientific has based these forward-looking statements on its current expectations and projections about future events. Although Fisher Scientific believes that its assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions. Fisher Scientific undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this announcement might not occur.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
------------------------------------------------------------

In connection with the proposed merger, Fisher Scientific and Apogent Technologies have relevant materials on file with the Securities and Exchange Commission (SEC), including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC's Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842, or from Fisher's Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent's Web site at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the merger. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4, which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent's 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

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